

16014110

OMB APPROVAL
OMB Number:
Expires: March 31, 2017
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 69615

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/22/2015 (MM/DD/YYYY) AND ENDING 12/31/2015 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INTREPID PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 MADISON AVE, 21ST FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER WINCHENBAUGH
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name -- *if individual, state last, first, middle name*)

1185 AVE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Winchenbaugh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intrepid Partners LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

2/24/16

SHARJANA ROHMAN
Notary Public, State of New York
No. 01RO6255101
Qualified in Kings County
Commission Expires Jan. 30, 2020

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member
Intrepid Partners LLC
New York, New York

We have audited the accompanying statement of financial condition of Intrepid Partners LLC (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Intrepid Partners LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

New York, New York
February 25, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

INTREPID PARTNERS LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash	$	1,685,526
Prepaid Expenses		3,200
Advisory Fees Receivable		130,389
Total Assets	$	1,819,115
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent	$	272,198
Accrued Expenses		393,696
Total Liabilities	$	665,894
Member's Equity		1,153,221
Total Liabilities and Member's Equity	$	1,819,115

The accompanying notes are an integral part of this financial statement.

INTREPID PARTNERS LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

Intrepid Partners LLC (the "Company"), a wholly owned subsidiary of Intrepid Financial Partners LLC, ("TopCo"), is a Delaware limited liability company organized in February 2015. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its FINRA approval for membership on July 22, 2015. The Company will continue indefinitely, unless terminated sooner by Management.

The Company provides financial advisory services to including, but not limited to mergers and acquisition advice, capital structure and restructuring advice, and may from time to time assist with private placement of securities in the energy sector.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with TopCo, such financial statements may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – The Company derives monthly retainer revenues from financial advisory services including mergers and acquisition advice and capital structure advice. Such fees are recognized monthly over the term of the agreement and success fees are recognized upon completion of a transaction or a deal.

Income Taxes - The Company is a limited liability company and accordingly, no provision has been made in the accompanying financial statements for any federal or state income taxes. All revenue and expenses retain their character and pass directly to TopCo's income tax returns. The Company is subject to New York City unincorporated business tax ("UBT"). All 2015 revenue earned in 2015 was sourced outside of New York State. No UBT was recognized during the period ended December 2015.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no material uncertain income tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations,

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2015 tax year of the Company remains subject to examination by U.S. Federal and certain state and local tax authorities.

Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with TopCo. Expenses such as rent, utilities, communications, market data, office supplies, insurance, and payroll are allocated between the companies. There are no repayment terms specified in the Expense Sharing Agreement. At December 31, 2015, the Company owed $272,198 to TopCo.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2015, the Company had net capital of $1,019,632, which was $936,395 in excess of its required net capital of $83,237. The Company's ratio of aggregate indebtedness to net capital was 0.65 to 1.

NOTE 5. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 6. CONCENTRATIONS

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

NOTE 7. INDEMNIFICATION

In the normal course of business, the Company is subject to various claims, litigation, regulatory and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcomes. The Company also enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that has not yet occurred. The Company expects the risk of loss to be remote.

NOTE 8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these financial statements were issued and no events have been identified that require disclosure.

INTREPID PARTNERS LLC
(A WHOLLY OWNED SUBSIDIARY
OF INTREPID FINANCIAL PARTNERS LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

INTREPID PARTNERS LLC
(A WHOLLY OWNED SUBSIDIARY OF INTREPID FINANCIAL PARTNERS LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

CONTENTS